Morgan, Lewis & Bockius LLP

300 South Grand Avenue, 22nd Floor

Los Angeles, California 90071

September 19, 2005

VIA EDGAR

Ms. Tangela Richter

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company

Registration Statement on Form S-3 filed August 2, 2005

File No. 333-127096

Dear Ms. Richter:

Our client, Contango Oil & Gas Company (“Contango”), is concurrently filing Amendment No. 1 to its Registration Statement on Form S-3 (“Amendment No. 1”). Set forth below are the comments of the Staff contained in your comment letter to Mr. Kenneth R. Peak, Chairman, Chief Executive Officer and Chief Financial Officer of Contango, dated September 1, 2005, followed by Contango’s response to each comment. The numbers of each comment and response correspond to the numbers assigned to the comments in your comment letter.

Form S-3

General

Comment 1:

The transaction you seek to register includes resales of 125,000 common shares issuable upon conversion of the company’s Series D Preferred stock, which is issuable at the company’s option in lieu of cash dividends. The proposed transaction does not appear to satisfy one of the “transaction requirements” of general instruction I.B of Form S-3. Requirement I.B.3 is not applicable to your proposed offering because the Series D Preferred stock issuable in lieu of cash dividends is not “outstanding” and may never become outstanding should the company elect to make cash payments of dividends. Please revise to remove these shares from the registration statement.

Ms. Tangela Richter

Securities and Exchange Commission

September 19, 2005

Response:

We have revised the Form S-3 to remove the 125,000 common shares issuable upon conversion of Contango’s Series D Preferred Stock. Specifically, the revisions have been made to the outside front cover page and the outside back cover page of the prospectus.

Selling Stockholders, page 13

Comment 2:

Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Response:

The disclosure has been revised on page 13 of Amendment No. 1 to reflect that D. E. Shaw Laminar Portfolios, L.L.C. is an affiliate of registered broker-dealers.

If you have any questions or comments on the responses, please call me at 213.612.1372.

Sincerely,

/s/ David V. Chang

David V. Chang

cc:	Mr. Kenneth R. Peak

Ms. Lesia Bautina

Mr. David Holcombe

Richard A. Shortz, Esq.